Exhibit (d)(1)(L)

NUVOX, INC.

2002 STOCK INCENTIVE PLAN

Approved December 2002

Table of Contents

1. Statement of Purpose	1
2. Definitions	1
3. Eligibility	5
4. Operation and Administration	5
5. Shares Available Under the Plan	7
6. Options	7
7. Stock Appreciation Rights	8
8. Restricted Stock	9
9. Restricted Stock Units	10
10. Performance Stock	11
11. Performance Units	11
12. Stock Purchase Program	12
13. Merit Awards	12
14. Phantom Stock Awards	12
15. Termination of Employment or Affiliation	13
16. Adjustments to Awards	14
17. Transferability and Deferral of Awards	14
18. Award Agreement	15
19. Tax Withholding	15
20. Change in Control	15
21. Termination and Amendment	16

i

NUVOX, INC. 2002 STOCK INCENTIVE PLAN

1.  Statement of Purpose

      1.1.  The Nuvox, Inc. 2002 Stock Incentive Plan (the “Plan”) has been established by Nuvox, Inc., a Delaware corporation (the “Company”), to:

      (a)  attract and retain executive, managerial and other salaried employees, and outside directors, consultants and advisers;

      (b)  motivate Participants, by means of appropriate incentives, to achieve long-range goals;

      (c)  provide incentive compensation opportunities that are competitive with those of other telecommunications businesses; and

      (d)  further identify a Participant’s interests with those of the Company’s stockholders through compensation that is based on the Company’s Stock; and thereby promote the long-term financial interests of the Company, including the growth in value of the Company’s equity and enhancement of long-term stockholder returns.

2.  Definitions

      2.1.  Unless the context indicates otherwise, the following terms shall have the meanings set forth below:

      (a)  Award. The term “Award” shall mean any award or benefit granted to any Participant under the Plan, including, without limitation, the grant of Options, Stock Appreciation Rights, Limited Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Stock, Performance Units, Stock acquired through a Stock purchase program, Merit Awards and Phantom Stock Awards.

      (b)  Board. The term “Board” shall mean the Board of Directors of the Company.

      (c)  Cause. The term “Cause” shall mean (i) the willful and continued failure by a Participant to substantially perform his or her duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness), or (ii) the willful engaging by the Participant in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise. For purposes of this definition, no act, or failure to act, shall be deemed “willful” unless done, or omitted to be done, by the Participant not in good faith and without reasonable belief that his or her action or omission was in the best interest of the Company.

      (d)  Change in Control. A “Change in Control” shall be deemed to have occurred if:

      (1)  any “person” as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than the Company, any subsidiary of the Company, or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company), is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities (other than as a result of a merger or consolidation described in sub-clauses (3)(A)(i) or (ii)) ; or

      (2)  during any period of three consecutive years (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has effected a transaction described in clause (1), (3), (4) or (5) of this definition) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof; or

      (3)  (A) the stockholders of the Company approve a merger or consolidation of the Company with any other company or other entity other than (i) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than 50% of the combined voting power of the voting securities of the Company (or such surviving entity or its parent) outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no “person” (as hereinabove defined) acquires more than 25% of the combined voting power of the Company’s then outstanding securities, and (B) such merger or consolidation is consummated; or

      (4)  (A) the stockholders of the Company adopt a plan of complete liquidation of the Company or approve an agreement for the sale or disposition by the Company of all, or substantially all, of the Company’s stock or assets, and (B) such liquidation or sale or disposition is consummated; or

      (5)  any other event determined by a vote of at least two-thirds (2/3) of the Board to constitute a “Change in Control.”

      (e)  Code. The term “Code” means the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code.

      (f)  Committee. The term “Committee” means the Compensation Committee of the Board selected in accordance with the provisions of Subsection 4.4.

      (g)  Common Stock. The term “Common Stock” means the common stock of the Company, par value $.01 per share.

      (h)  Continuous Service. The term “Continuous Service” shall mean that the service of a Participant to an Employer as an employee or service provider is not interrupted or terminated. The Board or the Committee may determine, in its sole discretion, whether Continuous Service shall be considered interrupted in the case of any leave of absence, including sick leave, military leave, or any other personal leave. Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which a Participant renders service to the Employer.

      (i)  Date of Termination. A Participant’s “Date of Termination” shall be the date on which his or her employment or other affiliation with all Employers terminates for any reason; provided that a Date of Termination shall not be deemed to occur by reason of a transfer of the Participant between the Company and a Related Company or between two Related Companies; and provided further that an Employee Participant’s employment shall not be considered terminated while the Employee Participant is on a leave of absence which is approved by the Participant’s Employer.

      (j)  Disability. Except as otherwise provided by the Committee, a Participant shall be considered to have a “Disability” during the period in which he or she is unable, by reason of a medically determinable physical or mental impairment, to carry out his or her duties with an Employer, which condition, in the discretion of the Committee, is expected to have a duration of not less than 120 days.

      (k)  Effective Date. The term “Effective Date” shall have the meaning ascribed to it in Section 4.1 of the Plan.

      (l)  Employee. The term “Employee” shall mean a person with an employment relationship with an Employer.

      (m)  Employer. The term “Employer” shall mean the Company and each Related Company.

      (n)  Fair Market Value. The term “Fair Market Value” of the Stock on any given date shall be the fair market value per share of Stock as reasonably determined in good faith by the Committee. On any given date following the IPO, the term “Fair Market Value” of the Stock shall mean the last sale price per share of Stock, regular way, on such date or, in case no such sale takes place on such date, the mean between the closing bid and asked prices per share of Stock on such date, as reported in the principal quotation system applicable to the Stock or, if on any such date the Stock is not so quoted, the price per share of Stock reasonably determined in good faith by the Committee.

      (o)  Good Reason. The term “Good Reason” means (a) a material reduction in compensation or in aggregate benefits without the Participant’s consent; provided, that the Employer may at any time amend, modify, suspend or terminate any bonus, incentive compensation or other benefit plan or program provided to the Participant for any reason and without the Participant’s consent if such modification, suspension or termination is consistently applied to all similarly situated employees and does not violate the express terms of an employment agreement or other arrangement with the Participant; (b) a material reduction in the Participant’s title, status, authority or responsibility at the Employer; or (c) the Participant has been notified that his or her principal place of work will be relocated by a distance of fifty (50) miles or more from his or her current principal place of work and the Participant has not consented to the relocation.

      (p)  Grant Date. The term “Grant Date” means the date any Award is granted by the Committee or such earlier day on which the Participant is hired, promoted or such other singular event occurs, provided the date on which the Award is granted by the Committee shall not be more than 90 days following such date.

      (q)  Immediate Family. With respect to a particular Participant, the term “Immediate Family” shall mean, whether through consanguinity or adoptive relationships, the Participant’s spouse, children, stepchildren, siblings and grandchildren.

      (r)  Incentive Stock Option. The term “Incentive Stock Option” shall have the meaning ascribed to it in Subsection 6.1 of the Plan.

      (s)  Individual Limit. The term “Individual Limit” shall have the meaning ascribed to it in Subsection 4.5 of the Plan.

      (t)  IPO. The term “IPO” shall mean the initial underwritten public offering of Common Stock pursuant to a registration statement filed with and declared effective by the SEC pursuant to the Securities Act of 1933, as amended.

      (u)  Limited Stock Appreciation Right. The term “Limited Stock Appreciation Right” shall mean a Limited Stock Appreciation Right described in Subsection 7.5 of the Plan.

      (v)  Merit Award. The term “Merit Award” shall mean any Merit Award granted pursuant to Section 13 of the Plan.

      (w)  Non-Qualified Stock Option. The term “Non-Qualified Stock Option” shall have the meaning ascribed to it in Subsection 6.1 of the Plan.

      (x)  Option. The term “Option” shall mean any Incentive Stock Option or Non-Qualified Stock Option granted under the Plan.

      (y)  Participant. The term “Participant” means any Employee, any non-Employee director of the Company or any outside adviser or consultant retained by any Employer who has been granted an Award under the Plan.

      (z)  Performance-Based Compensation. The term “Performance-Based Compensation” shall have the meaning ascribed to it in Section 162(m)(4)(C) of the Code.

      (aa)  Performance Goals. The term “Performance Goals” means the goals established by the Committee as part of the terms of any Award which, if met, will entitle the Participant to payment in accordance with the terms of such Award and will qualify such payment as Performance-Based Compensation.

      (bb)  Performance Period. The term “Performance Period” shall mean the period over which applicable performance is to be measured.

      (cc)  Performance Stock. The term “Performance Stock” shall mean Stock awarded pursuant to Section 10 of the Plan.

      (dd)  Performance Units. The term “Performance Units” shall mean units awarded pursuant to Section 11 of the Plan.

      (ee)  Phantom Stock Award. The term “Phantom Stock Award” shall mean any phantom Stock Award granted pursuant to Section 14 of the Plan.

      (ff)  Preferred Stock. The term “Preferred Stock” shall mean any series of convertible preferred stock of the Company, par value $.01 per share.

      (gg)  Qualified Retirement Plan. The term “Qualified Retirement Plan” means any plan of an Employer that is intended to be qualified under Section 401(a) of the Code.

      (hh)  Related Company. The term “Related Company” means any company during any period in which it is a “subsidiary corporation” of the Company (as that term is defined in Section 424(f)) of the Code.

      (ii)  Restricted Period. The term “Restricted Period” shall mean the period of time for which Restricted Stock is subject to forfeiture pursuant to the Plan or during which Options and Stock Appreciation Rights are not exercisable.

      (jj)  Restricted Stock. The term “Restricted Stock” shall mean Stock awarded pursuant to Section 8 of the Plan.

      (kk)  Restricted Stock Units. The term “Restricted Stock Units” shall mean units awarded pursuant to Section 9 of the Plan.

      (ll)  Retirement. “Retirement” of an Employee Participant shall mean the occurrence of a Participant’s Date of Termination under circumstances that constitute such participant’s retirement at normal retirement age under the terms of the Qualified Retirement Plan of the Company that is extended to the Participant immediately prior to the Participant’s Date of Termination or, if no such plan is extended to the Participant on his or her Date of Termination, under the terms of any applicable retirement policy of the Participant’s Employer.

      (mm)  Stock. The term “Stock” shall mean shares of Common Stock, Preferred Stock, or any combination thereof.

(nn) Stock Appreciation Right. The term “Stock Appreciation Right” shall mean a Stock Appreciation Right awarded pursuant to Section 7 of the Plan.

3.  Eligibility

      3.1.  Subject to the discretion of the Committee and the terms and conditions of the Plan, the Committee shall determine and designate from time to time, from among the Employees, the non-Employee directors of the Company and the outside advisers and consultants of any Employer, Participants who will be granted one or more Awards under the Plan, provided that only Employees may be granted Incentive Stock Options.

4.  Operation and Administration

      4.1.  The Plan was approved and adopted by the Board on December 3, 2002 and is effective as such date (the “Effective Date”), subject to the approval of stockholders within twelve (12) months of the Effective Date. Prior to stockholder approval of the Plan, the Board may grant Options and Units hereunder; provided, however, that no payment under any Award may be made, and no Option may be exercised prior to the time at which stockholders have approved the Plan in accordance with applicable law, and in the event the requisite stockholder approval of the Plan is not obtained within twelve (12) months after the Effective Date, all Awards shall be canceled without payment of consideration by the Company.

      4.2.  The Plan shall remain in effect for ten (10) years following the Effective Date or, if earlier, until termination by the Board; provided, however, that no Incentive Stock Options may be granted under the Plan after ten (10) years from the Effective Date.

      4.3.  So long as the Company is eligible to exempt an Award from the potential treatment as a parachute payment under Section 280G of the Code by securing stockholder approval under Section 280G(b)(5)(A)(ii) of the Code, the Committee, in its sole discretion, may condition the effectiveness of such Award upon obtaining stockholder approval in accordance with the criteria set forth in Section 280G(b)(5)(A)(ii) of the Code and the regulations promulgated thereunder.

      4.4.  The Plan shall be administered by the Committee which shall consist of not less than two non-Employee members of the Board. Plenary authority to manage and control the operation and administration of the Plan shall be vested in the Committee, which authority shall include, without limitation, the following:

      (a)  Subject to the provisions of the Plan, the Committee will have the authority and discretion to select Employees, non-Employee directors of the Company and outside advisers or consultants retained by an Employer to receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by Awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of Awards, and to cancel or suspend Awards. In making such Award determinations, the Committee may take into account the nature of services rendered by the respective Employee, non-Employee director or outside adviser or consultant, his or her present and potential contribution to the Company’s success and such other factors as the Committee deems relevant.

      (b)  Subject to the provisions of the Plan, the Committee will have the authority and discretion to determine the extent to which Awards under the Plan will be structured to conform to the requirements applicable to Performance-Based Compensation as described in Section 162(m) of the Code, and to take such action, establish such procedures, and impose such restrictions at the time such Awards are granted as the Committee determines to be necessary or appropriate to conform to such requirements.

      (c)  The Committee will have the authority and discretion to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any agreements made pursuant to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan and to correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent the Committee deems necessary or advisable to carry it into effect.

      (d)  Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons. The express grant in the Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee; provided, however, that except as otherwise permitted under Treasury Regulation Section 1.162-27(e)(2)(iii)(C), the Committee may not increase any Award once made if payment under such Award is intended to constitute Performance-Based Compensation.

      (e)  The Committee may only act by a majority of its members. Any determination of the Committee may be made without a meeting by the unanimous written consent of its members. In addition, the Committee may authorize one or more of its members or any officer of an Employer to execute and deliver documents and perform other administrative acts pursuant to the Plan.

      (f)  No member or authorized delegate of the Committee shall be liable to any person for any action taken or omitted in connection with the administration of the Plan unless attributable to his or her own fraud or gross misconduct. The Committee, the individual members thereof, and persons acting as the authorized delegates of the Committee under the Plan, shall be indemnified by the Company against any and all liabilities, loses, costs and expenses (including legal fees and expenses) of whatsoever kind and nature which may be imposed on, incurred by or asserted against the Committee or its members or authorized delegates by reason of the performance of a Committee function if the Committee or its members or authorized delegates, as the case may be, did not act dishonestly or in willful violation of the law or regulation under which such liability, loss, cost or expense arises. This indemnification shall not duplicate but may supplement any coverage available under any applicable insurance policy, contract or by-law of any Employer.

      4.5  Notwithstanding any other provision of the Plan to the contrary, no Participant shall receive any Award of an Option or a Stock Appreciation Right under the Plan to the extent that the sum of (a) the number of shares of Stock subject to such Award and (b) the number of shares of Stock subject to all other prior Awards of Options and Stock Appreciation Rights under the Plan during the one-year period ending on the date of the Award would exceed the Participant’s Individual Limit under the Plan. The determination made under this Subsection 4.5 shall be based on the shares of Stock subject to Awards at the time of grant, regardless of when the Awards become exercisable. Subject to the provisions of Section 16, a Participant’s “Individual Limit” shall be two million (2,000,000) shares of Stock per calendar year. The maximum amount of cash that may be paid out with respect to Awards to any individual during any one-year period is one million dollars ($1,000,000).

      4.6.  To the extent that the Committee determines that it is necessary or desirable to conform any Awards under the Plan with the requirements applicable to “Performance-Based Compensation”, as that term is used in Section 162(m)(4)(C) of the Code, it may, at or prior to the time an Award is granted, take such steps and impose such restrictions with respect to such Award as it determines to be necessary to satisfy such requirements. To the extent that it is necessary to establish Performance Goals for a

Particular Performance Period, those goals will be based on one or more of the following business criteria: revenues, earnings before interest, taxes, depreciation and amortization, cash flow, net income, earnings per share, debt reduction, return on investment, return on assets, costs of communications services, sales, general and administration costs, customer service and satisfaction, compliance with Employer policies and achievement of objectives set forth in the Company’s Business Plan and annual budgets. If the Committee establishes Performance Goals for a Performance Period relating to one or more of these business criteria, the Committee may determine to approve a payment from that particular Performance Period upon attainment of the Performance Goal relating to any one or more of such criteria.

5.  Shares Available Under the Plan

      5.1.  The shares of Stock with respect to which Awards may be made under the Plan shall be shares currently authorized but unissued or treasury shares acquired by the Company, including shares purchased in open market or in private transactions. Subject to the provisions of Section 16, the total number of shares of Stock available for grant of Awards shall be seven million seven hundred twenty thousand two hundred seventy-eight (7,720,278). Except as otherwise provided herein, any shares subject to an Award which for any reason expires or is terminated without issuance of shares (whether or not cash or other consideration is paid to a Participant with respect to such Award) as well as shares used as full or partial payment to the Company upon exercise of an Award, shall again be available for any purpose under the Plan.

6.  Options

      6.1.  The grant of an Option under this Section 6 entitles the Participant to purchase shares of Stock at a price fixed at the time the Option is granted, or at a price determined under a method established at the time the Option is granted, subject to the terms of this Section 6. Options granted under this Section 6 may be either Incentive Stock Options or Non-Qualified Stock Options, as determined in the discretion of the Committee. An “Incentive Stock Option” is an Option that is intended to satisfy the requirements applicable to an “incentive stock option” described in Section 422(b) of the Code. A “Non-Qualified Option” is an Option that is not intended to be an “incentive stock option” as that term is described in Section 422(b) of the Code.

      6.2.  The Committee shall designate the Participants to whom Options are to be granted under this Section 6 and shall determine the number of shares of Stock to be subject to each such Option. To the extent that the aggregate Fair Market Value of Stock with respect to which Incentive Stock Options are exercisable for the first time by any individual during any calendar year (under all plans of the Employers) exceeds $100,000, such options shall be treated as Non-Qualified Stock Options, to the extent required by Section 422 of the Code.

      6.3.  The determination and payment of the purchase price of a share of Stock under each Option granted under this Section shall be subject to the following:

      (a)  The purchase price shall be established by the Committee or shall be determined by a method established by the Committee at the time the Option is granted, subject to the following limitations: (i) the purchase price established for each Incentive Stock Option shall not be less than 100% of the Fair Market Value of the Stock on the Grant Date (110% in the case of an Incentive Stock Option granted to a Participant who directly or indirectly owns more than 10% of the total combined voting power of all classes of stock of the Company); and (ii) the purchase price established for each Non-Qualified Stock Option shall be not less than 80% of the Fair Market Value of the Stock on the Grant Date;

      (b)  Subject to the following provisions of this subsection 6.3, the full purchase price of each share of Stock purchased upon the exercise of any Option shall be paid at the time of such exercise and, as soon as practicable thereafter, a certificate representing the shares so purchased shall be delivered to the person entitled thereto; and

      (c)  The purchase price shall be payable either in cash or shares of Stock (valued at Fair Market Value as of the day of exercise), through a combination of cash or shares of Stock or through such cashless exercise arrangement as may be approved by the Committee and established by the Company, provided that any share of Stock used for payment shall have been owned by the Participant for at least six (6) months.

      6.4.  Except as otherwise expressly provided in the Plan, an Option granted under this Section 6 shall be exercisable in accordance with the following terms of this Subsection 6.4:

      (a)  The terms and conditions relating to exercise of an Option shall be established by the Committee, and may include, without limitation, conditions relating to completion of a specified period of service and achievement of Performance Goals by the Participant prior to exercise of the Option;

      (b)  No Option may be exercised by a Participant after the expiration date applicable to that Option; and

      (c)  The exercise of an Option will result in the surrender of the corresponding rights under a tandem Stock Appreciation Right, if any.

      6.5.  Except as otherwise expressly provided in the Plan, the terms and conditions relating to each Option shall be established by the Committee and set forth in an Award Agreement. In no event shall an Option be for a term of more than ten (10) years from its date of grant.

      6.6.  Each Option may be exercised during its term only to the extent it becomes exercisable. Except for any acceleration pursuant to Section 15.1 and as otherwise determined by the Committee, an Option shall become exercisable only as follows:

      (a)  1/48 of such Option shall become exercisable upon the Participant’s completion of each full month of Continuous Service with an Employer from the date of grant of such Option; and

      (b)  Upon the occurrence of a Change in Control prior to a Participant’s Date of Termination, 50% of the then non-exercisable portion of any outstanding Option(s) held by the Participant shall become exercisable; thereafter, the remaining non-exercisable portion of any outstanding Options shall continue to become exercisable pursuant to the schedule set forth in Subsection 6.6(a) or the provisions of Section 15.1.

7.  Stock Appreciation Rights

      7.1.  Subject to the terms of this Section 7, a Stock Appreciation Right granted under the Plan entitles the Participant to receive, in cash or Stock (as determined in accordance with Subsection 7.4), value equal to all or a portion of the excess of: (a) the Fair Market Value of a specified number of shares of Stock at the time of exercise, over (b) a specified price which shall not be less than (i) 100% of the Fair Market Value of the Stock on the Grant Date, or (ii) if granted in tandem with an Option, the exercise price with respect to shares of Stock under the tandem Option.

      7.2.  Subject to the provisions of the Plan, the Committee shall designate the Participants to whom Stock Appreciation Rights are to be granted under the Plan, shall determine the exercise price or a method by which the price shall be established with respect to each such Stock Appreciation Right, and shall determine the number of shares of Stock on which each Stock Appreciation Right is based. A Stock Appreciation Right may be granted in connection with all or any portion of a previously or contemporaneously granted Option or not in connection with an Option. If a Stock Appreciation Right is granted in connection with an Option then, in the discretion of the Committee, the Stock Appreciation Right may, but need not, be granted in tandem with the Option.

      7.3.  The exercise of Stock Appreciation Rights shall be subject to the following:

      (a)  If a Stock Appreciation Right is not in tandem with an Option, then the Stock Appreciation Right shall be exercisable in accordance with the terms established by the Committee in connection with such rights, subject to Section 20; and may include, without limitation, conditions relating to completion of a specified period of service and achievement of Performance Goals prior to exercise by the Participant; and

      (b)  If a Stock Appreciation Right is in tandem with an Option, then the Stock Appreciation Right shall be exercisable only at the time the tandem Option is exercisable and the exercise of the Stock Appreciation Right will result in the surrender of the corresponding rights under the tandem Option.

      7.4.  Upon the exercise of a Stock Appreciation Right, the value to be distributed to the Participant, in accordance with Subsection 7.1, shall be distributed in shares of Stock (valued at their Fair Market Value at the time of exercise), in cash, or in a combination of Stock and cash, in the discretion of the Committee.

      7.5.  The Committee may grant Limited Stock Appreciation Rights which entitle the Participant to receive a cash payment in connection with a Change in Control. Notwithstanding the foregoing provisions of this Section 7, a Limited Stock Appreciation Right shall be subject to the following:

      (a)  A Limited Stock Appreciation Right may (but need not) be granted in connection with all or any portion of a previously or contemporaneously granted Option and may be granted in tandem with an Option regardless of whether the Option is in tandem with a Stock Appreciation Right;

      (b)  In the case of a Limited Stock Appreciation Right that is in tandem with an Option, the payment amount shall be equal to the difference between the exercise price per share of the Stock covered by the tandem Option and the Fair Market Value of a share of Stock on the date of exercise;

      (c)  To the extent provided by the Committee, a Limited Stock Appreciation Right may be automatically exercisable at a time determined by the Committee, or it may be exercised by the Participant during the period beginning not earlier than the date of a Change in Control, and ending not later than ninety (90) days following the date of the Change in Control, and may be exercisable regardless of whether the Participant is then employed by an Employer; and

      (d)  If the Limited Stock Appreciation Right is in tandem with an Option, the exercise of the Limited Stock Appreciation Right shall result in the cancellation of the tandem Option (and any Stock Appreciation Right in tandem with such Option).

8.  Restricted Stock

      8.1.  Subject to the terms of this Section 8, Restricted Stock Awards under the Plan are grants of Stock to Participants, the vesting of which are subject to certain conditions established by the Committee, with some or all of those conditions relating to events (such as performance of continued employment) occurring after the Grant Date, provided however that to the extent that vesting of a Restricted Stock Award is contingent on continued employment, the required employment period generally shall not be less than three years following the Grant Date unless such grant is in substitution for an Award under this Plan. To the extent, if any, required by the General Corporation Law of the State of Delaware, a Participant’s receipt of an Award of newly issued shares of Restricted Stock shall be made subject to payment by the Participant of an amount equal to the aggregate par value of such newly issued shares of Restricted Stock.

      8.2.  The Committee shall designate the Participants to whom Restricted Stock is to be granted, and the number of shares of Stock that are subject to each such Award. The Award of shares under this Section 8 may, but need not, be made in conjunction with a cash-based incentive compensation program maintained by the Company, and may, but need not, be in lieu of cash otherwise awardable under such program.

      8.3.  Shares of Restricted Stock granted to Participants under the Plan shall be subject to the following terms and conditions:

      (a)  Except as otherwise hereinafter provided, Restricted Stock granted to Participants may not be sold, assigned, transferred, pledged or otherwise encumbered during the Restricted Period;

      (b)  The Participant as owner of such shares of Restricted Stock shall have all the rights of a stockholder (except as approved in clause (a)), including but not limited to the right to vote such shares and, except as otherwise provided by the Committee or as otherwise provided by the Plan, the right to receive all dividends paid on such shares;

      (c)  Each certificate issued in respect of shares of Restricted Stock granted under the Plan shall be registered in the name of the Participant but, at the discretion of the Committee, each such certificate may be deposited with the Company with a stock power endorsed in blank or in a bank designated by the Committee;

      (c)  The Committee may award Performance-Based Restricted Stock, which shall be Restricted Stock that becomes vested (or for which vesting is accelerated) upon the achievement of Performance Goals established by the Committee and the Committee may specify the number of shares that will vest upon achievement of different levels of performance; except as otherwise provided by the Committee, achievement of maximum targets during the Performance Period shall result in the Participant’s earning the full amount of the Restricted Stock comprising such Performance-Based Restricted Stock Award and the Committee may establish a portion of the Award which the Participant is entitled to receive upon achievement of a minimum target but less than the maximum target; and

       (d)  Except as otherwise determined by the Committee, any Restricted Stock which is not earned by the end of a Restricted Period or Performance Period, as the case may be, shall be forfeited. If a Participant’s Date of Termination occurs prior to the end of a Restricted Period or a Performance Period, as the case may be, the Committee may determine that the Participant will be entitled to settlement of all or any portion of the Restricted Stock as to which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of such Restricted Stock or make such other adjustments as the Committee, in its sole discretion, deems desirable. Subject to the limitations of the Plan and the Award of Restricted Stock, upon the vesting of Restricted Stock, such Restricted Stock will be transferred free of all restrictions to a Participant (or his or her legal representative, beneficiary or heir).

9.  Restricted Stock Units

      9.1.  Subject to the terms of this Section 9, a Restricted Stock Unit entitles a Participant to receive shares of Stock or cash for the units at the end of a Restricted Period to the extent provided by the Award with the vesting of such units to be contingent upon such conditions as may be established by the Committee (such as continued employment or satisfaction of Performance Goals) occurring after the Grant Date; provided, however, that to the extent that the vesting of a Restricted Stock Unit is contingent on continued employment, the required employment period generally shall not be less than three years following the Grant Date unless the grant of the Restricted Stock Unit is in substitution for another Award under this Plan. The Award of Restricted Stock Units under this Section 9 may, but need not, be made in conjunction with a cash-based incentive compensation program maintained by the Company, and may, but need not, be in lieu of cash otherwise awardable under such program.

      9.2.  The Committee shall designate the Participants to whom Restricted Stock Units shall be granted and the number of units that are subject to each such Award. During any period in which units are outstanding and have not been settled in Stock, the Participant shall not have the rights of a stockholder, but shall have the right to receive a payment from the Company, in lieu of any dividend, in an amount equal to the amount of such dividend and at such times as such dividend would otherwise have been paid during the Restricted Period.

      9.3  Except as otherwise determined by the Committee, any Restricted Stock Unit which is not earned by the end of the Restricted Period shall be forfeited. If a Participant’s Date of Termination occurs prior to the end of a Restricted Period, the Committee, in its sole discretion, may determine that the Participant will be entitled to settlement of all or any portion or none of the Restricted Stock Units as to which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of such Restricted Stock Units or make such other adjustments as the Committee, in its sole discretion, deems desirable.

10.  Performance Stock

      10.1.  Subject to the terms of this Section 10, a Performance Stock Award provides for the distribution of Stock to a Participant upon the achievement of Performance Goals established by the Committee.

      10.2.  The Committee shall designate the Participants to whom Performance Stock Awards are to be granted, and the number of shares of Stock that are subject to each such Award. The Award of shares under this Section 10 may, but need not, be made in conjunction with a cash-based incentive compensation program maintained by the Company, and may, but need not, be in lieu of cash otherwise awardable under such program.

      10.3.  Except as otherwise determined by the Committee, any Performance Stock Award which is not earned by the end of the Performance Period shall be forfeited. If a Participant’s Date of Termination occurs prior to the end of a Performance Period, the Committee, in its sole discretion, may determine that the Participant will be entitled to settlement of all or any portion or none of the Performance Stock as to which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of such Performance Stock Award or make such other adjustments as the Committee, in its sole discretion, deems desirable.

11.  Performance Units

      11.1.  Subject to the terms of this Section 11, the Award of Performance Units under the Plan entitles the Participant to receive value for the units at the end of a Performance Period to the extent provided under the Award. The number of Performance Units earned, and value received from them, will be contingent on the degree to which the Performance Goals established at the time of grant of the Award are met.

      11.2.  The Committee shall designate the Participants to whom Performance Units are to be granted, and the number of Performance Units to be the subject to each such Award.

      11.3.  For each such Participant, the Committee will determine (a) the value of Performance Units, which may be stated either in cash or in units representing shares of Stock, (b) the Performance Goals to be used for determining whether the Performance Units are earned, (c) the Performance Period during which the Performance Goals will apply, (d) the relationship between the level of achievement of the Performance Goals and the degree to which Performance Units are earned, (e) whether, during or after the Performance Period, any revision to the Performance Goals or Performance Period should be made to reflect significant events or changes that occur during the Performance Period, and (f) the number of earned Performance Units that will be settled in cash and/or shares of Stock.

      11.4.  Settlement of Performance Units shall be subject to the following:

      (a)  The Committee will compare the actual performance to the Performance Goals established for the Performance Period and determine the number of Performance Units as to which settlement is to be made, and the value of such Performance Units;

      (b)  Settlement of Performance Units earned shall be wholly in cash, wholly in Stock or in a combination of cash and Stock, to be distributed in a lump sum or installments, as determined by the Committee, in its sole discretion; and

      (c)  Shares of Stock distributed in settlement of Performance Units shall be subject to such vesting requirements and other conditions, if any, as the Committee shall determine, including, without limitation, restrictions of the type that may be imposed with respect to Restricted Stock under Section 8.

      11.5.  Except as otherwise determined by the Committee, any Award of Performance Units which is not earned by the end of the Performance Period shall be forfeited. If a Participant’s Date of Termination occurs during a Performance Period, the Committee may determine that the Participant will be entitled to settlement of all or any portion or none of the Performance Units as to which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of such Performance Units or make such other adjustments as the Committee, in its sole discretion, deems desirable.

12.  Stock Purchase Program

      12.1.  The Committee may, from time to time, establish one or more programs under which Participants will be permitted to purchase shares of Stock under the Plan, and shall designate the Participants eligible to participate under such Stock purchase programs. The purchase price for shares of Stock available under such programs, and other terms and conditions of such programs, shall be established by the Committee. The purchase price may not be less than 75% of the Fair Market Value of the Stock at the time of purchase (or, in the Committee’s discretion, the average Stock value over a period determined by the Committee), and further provided that to the extent, if any, required by the General Corporation Law of the State of Delaware, the purchase price shall not be less than the aggregate par value of any newly issued shares of Stock.

      12.2.  The Committee may impose such restrictions with respect to shares purchased under this Section 12.1, as the Committee determines in its sole discretion, to be appropriate. Such restrictions may include, without limitations, restrictions of the type that may be imposed with respect to Restricted Stock under Section 8.

13.  Merit Awards

      13.1.  The Committee may from time to time grant a Merit Award of Stock under the Plan to selected Participants for such reasons and in such amounts as the Committee, in its sole discretion, may determine. The consideration to be paid by an Employee for any such Merit Award shall be fixed by the Committee from time to time, but, if required by the General Corporation Law of the State of Delaware, shall not be less than the aggregate par value of the shares of Stock awarded to him or her pursuant to such Merit Award.

14.  Phantom Stock Awards

      14.1.  The Committee may grant Phantom Stock Awards to selected Participants which may be based solely on the value of the underlying shares of Stock, solely on any earnings or appreciation thereon, or both. Subject to the provisions of the Plan, the Committee shall have the sole and complete authority to determine the number of hypothetical or target shares as to which each such Phantom Stock Award is subject and to determine the terms and conditions of each such Phantom Stock Award. There may be more than one Phantom Stock Award in existence at any one time with respect to a selected Participant, and the terms and conditions of each such Phantom Stock Award may differ from each other.

      14.2.  The Committee shall establish vesting or performance measures for each Phantom Stock Award on the basis of such criteria and to accomplish such objectives as the Committee from time to time, in its sole discretion, may determine. Such measures may be based on years of service or periods of affiliation, or the achievement of individual or corporate Performance Goals. The vesting and performance measures determined by the Committee shall be established at the time a Phantom Stock Award is made. Phantom Stock Awards may not be sold, assigned, transferred, pledged, or otherwise encumbered, except as provided in Section 17, during the Performance Period.

      14.3.  The Committee shall determine, in its sole discretion, the manner of payment, which may include cash, shares of Stock or a combination of cash and shares of Stock, in such proportions as the Committee shall determine.

      14.4.  Except as otherwise provided by the Committee, any Award of Phantom Stock which is not earned by the end of the Performance Period shall be forfeited. If a Participant’s Date of Termination occurs prior to the end of a Performance Period, the Committee, in its sole discretion, may determine that the Participant will be entitled to settlement of all or a portion or none of the Phantom Stock for which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of Phantom Stock or make such other adjustment as the Committee, in its sole discretion, deems desirable.

15.  Termination of Employment or Affiliation

      15.1.  Subject to the terms of a Participant’s employment agreement in effect with the Company as of the Date of Termination, the extent to which a Participant shall have the right to exercise any outstanding Options following the Date of Termination shall be determined in accordance with the following provisions:

      (a)  Notwithstanding the schedule set forth in Subsection 6.6(a), if a Participant’s Date of Termination occurs within twelve (12) months from the date of grant of the Option, and the Date of Termination is on account of (i) death, (ii) voluntary termination by the Participant on account of Retirement or Disability, (iii) involuntary termination by the Employer without Cause prior to a Change in Control or (iv) voluntary termination by the Participant for Good Reason prior to a Change in Control, 1/48 of the Option shall become exercisable for each full month of Continuous Service with the Employer subsequent to the date of grant of the Option and shall remain exercisable for such time as provided below in Subsection 15.1(d). Otherwise, any portion of an Option, to the extent it has not become exercisable as of the Date of Termination pursuant to this Subsection 15.1(b) or Subsection 6.6, shall automatically be forfeited upon such Date of Termination without payment of consideration by the Company.

      (b)  If a Participant’s Date of Termination occurs within one (1) year following a Change in Control and on account of an involuntary termination by the Employer without Cause or voluntary termination by the Participant for Good Reason, the remaining portion of any outstanding Options which have not become exercisable pursuant to Subsection 6.6 shall immediately become exercisable in full and remain exercisable for such time as provided below in Subsection 15.1(d).

      (c)  Except to the extent otherwise forfeited pursuant to this Subsection 15.1, any portion of an Option which becomes exercisable pursuant to Subsection 6.6 or Subsections 15.1(b) or 15.1(c) and which has not already expired as of or in connection with the Date of Termination, shall remain exercisable until ten (10) years from the date of grant of the Option or, if earlier:

      (i)  if the Participant’s termination occurs on account of death, Disability, or Retirement, one (1) year after the Date of Termination if the Option is a Non-Qualified Stock Option and three (3) months if the Option is an Incentive Stock Option; or

      (ii)  if the Participant’s employment is involuntarily terminated by the Employer without Cause or the Participant voluntarily terminates employment for Good Reason, three (3) months after the Date of Termination.

      15.2.  Options which are, or become, exercisable at the time of a Participant’s death may be exercised by the Participant’s designated beneficiary or, in the absence of such designation, by the person to whom the Participant’s rights will pass by will or the laws of descent and distribution.

      15.3.  Except to the extent the Committee shall otherwise determine, if, as a result of a sale or other transaction (other than a Change in Control), a Participant’s Employer ceases to be a Related Company (and the Participant’s Employer is or becomes an entity that is separate from the Company), the occurrence of such transaction shall be treated as the Participant’s Date of Termination caused by the Participant’s employment being terminated by the Participant’s Employer without Cause.

      15.4.  Notwithstanding the foregoing provisions of this Section 15, the Committee may, with respect to any Options awarded to a Participant (or portion thereof) that are outstanding immediately prior to the Participant’s Date of Termination, determine that a Participant’s Date of Termination will not result in forfeiture or other termination of such Options.

      15.5.  Notwithstanding any other provision to the contrary in this Plan, to the extent that the acceleration of the exercisability of an Option, either alone or together with other payments or rights accruing to the Participant from an Employer, would constitute a “parachute payment” (as defined in Section 280G of the Code and regulations thereunder), such acceleration of the Option pursuant to this Article 6 shall be reduced by such amount as is necessary so the Participant will not be subject to an excise tax under Code Section 4999; provided, however, that the foregoing limitation shall not apply to the extent the Participant’s employment agreement in effect on the date of such acceleration provides for an alternate treatment of payments or rights with respect to the treatment of payments or rights that would constitute “parachute payments” under Code Section 280G.

16.  Adjustments to Awards

      16.1.  In the event of a reorganization, merger, consolidation of the Company or similar event, a subdivision or consolidation of shares of Stock or other capital readjustment, payment of stock dividend, stock split, spin-off, combination of shares or recapitalization or other increase or reduction of the number of shares of Stock outstanding without receiving compensation therefor in money, services or property, then the Committee shall adjust (i) the number of shares of Stock available under the Plan, (ii) the number of shares of Stock available under any individual or other limitations under the Plan, (iii) the number of shares of Stock subject to outstanding Awards and (iv) the per-share price under any outstanding Award to the extent that the Participant is required to pay a purchase price per share with respect to the Award. All share adjustments shall be made to the nearest full share.

      16.2.  If the Committee determines that an adjustment in accordance with the foregoing provisions of Subsection 16.1 would not be fully consistent with the purposes of the Plan or the purposes of the outstanding Awards under the Plan, the Committee may make such other adjustment to the Awards, if any, that the Committee determines is equitable and consistent with the purposes of the Plan and/or the affected Awards.

17.  Transferability and Deferral of Awards

      17.1.  Awards under the Plan are not transferable except by will or by the laws of descent and distribution. To the extent that the Participant who receives an Award under the Plan has the right to exercise such Award, the Award may be exercised during the lifetime to the Participant only by the Participant. Notwithstanding the foregoing provisions of this Section 17, the Committee may permit Awards under the Plan (other than an Incentive Stock Option) to be transferred by a Participant for no consideration to or for the benefit of members of the Participant’s Immediate Family (including, without limitation, to a trust for the benefit of members of a Participant’s Immediate Family or to a Family partnership for the benefit of members of the Participant’s Immediate Family), subject to such limits as the Committee may establish, provided that the transferee shall remain subject to all of the terms and conditions applicable to such Award prior to such transfer.

      17.2  The Committee may permit a Participant to elect to defer the receipt of any payment under a Performance Unit or Phantom Stock Award under such terms and conditions as the Committee, in its sole discretion, may determine; provided that any such deferral election must be made prior to the time the Participant has become entitled to payment under the Performance Unit or Phantom Stock Award.

18.  Award Agreement

      18.1.  Each Participant granted an Award pursuant to the Plan shall sign an Award agreement which signifies the offer of the Award by the Company and the acceptance of the Award by the Participant in accordance with the terms of the Award and the provisions of the Plan. Each Award agreement shall reflect the terms and conditions of the Award. Participation in the Plan shall confer no rights to continued employment or affiliation with the Company nor shall it restrict the right of the Company to terminate a Participant’s employment or affiliation at any time.

19.  Tax Withholding

      19.1  All Awards and other payments under the Plan are subject to withholding of all applicable taxes, which withholding obligations shall be satisfied (without regard to whether the Participant has transferred an Award under the Plan) by a cash remittance, or with the consent of the Committee, through the surrender of shares of Stock which the Participant owns or to which the Participant is otherwise entitled under the Plan pursuant to an irrevocable election submitted by the Participant to the Company. The number of shares of Stock needed to be submitted in payment of the taxes shall be determined using the Fair Market Value as of the applicable tax date rounding down to the nearest whole share; provided that no election to have shares of Stock withheld from an Award or submission of shares of stock shall be effective with respect to an Award which was transferred by a Participant in accordance with the Plan.

20.  Change in Control

      20.1.  Subject to the provisions of Section 16 (relating to the adjustments to Awards), and except as otherwise provided in the Plan or the agreement reflecting the applicable Award, upon the occurrence of a Change in Control:

      (a)  All outstanding Options (regardless of whether in tandem with Stock Appreciation Rights) shall become fully exercisable, except to the extent that the right to exercise the Option is subject to any restrictions established in connection with a Limited Stock Appreciation Right that is in tandem with the Option;

      (b)  All outstanding Stock Appreciation Rights (regardless of whether in tandem with Options) shall become fully exercisable, except that if Stock Appreciation Rights are in tandem with an Option, and the Option is in tandem with a Limited Stock Appreciation Right, the right to exercise the Stock Appreciation Right shall be subject to any restrictions established in connection with the Limited Stock Appreciation Right;

      (c)  All shares of Stock subject to Awards shall become fully vested; and

(d) Performance Units may be paid out in such manner and amounts as determined by the Committee in its sole discretion.

21.  Termination and Amendment

      21.1.  The Board may suspend, terminate, modify or amend the Plan, provided that no suspension, termination, modification or amendment of the Plan may terminate a Participant’s existing Award or materially and adversely affect a Participant’s rights under such Award without the Participant’s consent.